MATRIX EXECUTIONS, LLC

Financial Statements and Supplementary Schedules
December 31, 2025

(With Report of Independent Registered Public Accounting Firm Thereon)

Filed as PUBLIC information pursuant to Rule 17a-5(d) under the
Securities Exchange Act if 1934

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SEC FILE NUMBER
8-48255

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2025 (MM/DD/YY) AND ENDING 12/31/2025 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Matrix Executions, LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

141 W. Jackson Blvd, Suite 2020A
(No. and Street)

Chicago	IL	60603
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Zohaib Raza	630-901-7643	zraza@matrixexecutions.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Michael Coglianese CPA, P.C
(Name – if individual, state last, first, and middle name)

300 Tri State International, Suite 180	Lincolnshire	IL	60069
(Address)	(City)	(State)	(Zip Code)

10/20/2009	3874
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Zohai b Raza_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Matrix Executions, LLC_____, as of 12/31_____, 2025____, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _____

Title:
CFO/FINOP
_____

This filing** contains (check all applicable boxes):

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☑ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

MATRIX EXECUTIONS, LLC

Table of Contents



MICHAEL COGLIANESE CPA, P.C.
ALTERNATIVE INVESTMENT ACCOUNTANTS

300 Tri State International, Ste. 180
Lincolnshire, IL 60069
Tel 630.351.4005
Info@cogcpa.com | www.cogcpa.com

Report of Independent Registered Public Accounting Firm

To the Member of Matrix Executions LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Matrix Executions LLC as of December 31, 2025, and the related notes (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Matrix Executions LLC as of December 31, 2025 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Matrix Executions LLC's management. Our responsibility is to express an opinion on Matrix Executions LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Matrix Executions LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

We have served as Matrix Executions LLC's auditor since 2024.

Michael Coglianese CPA, P.C.

Lincolnshire, IL
March 2, 2026

Matrix Executions, LLC

Statement of Financial Condition

December 31, 2025

Assets

Cash	$	2,059,754
Cash segregated for the exclusive benefits of customers		247,378
Deposits with clearing brokers		19,373,313
Receivables from affiliate		173,593
Receivables from clients, net		4,161,375
Fixed assets, net		26,538
Other assets		647,656
Other receivables		3,227,182
Operating Right-of-use asset		1,320,483
Total Assets	$	**31,237,272**

Liabilities and Member's Equity

Accounts payable and accrued expenses		2,256,967
Accrued compensation		7,011,604
Due to affiliates		118,433
Operating lease liability		1,623,704
Total Liabilities		**11,010,708**
Member's Equity		**20,226,564**
Total Liabilities and Member's Equity	$	**31,237,272**

See accompanying notes.

(1) Organization and Basis of Presentation

Matrix Executions, LLC, (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is an Illinois Limited Liability Company and is wholly owned and managed by Matrix Executions Holdings, LLC (the "Parent"). The U.S. dollar is the functional currency of the Company.

The Company is engaged in a single line of business as a direct-access securities broker that specializes in multi-asset class electronic trade execution services and provides connectivity to various destinations including securities and electronic communications networks.

The financial statements and accompanying notes are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

(2) Summary of Significant Accounting Policies

Use of Estimates

The preparation of the financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and the disclosure of contingent assets, liabilities, revenues and expenses. Actual results could differ from those estimates. Future events and their effects cannot be predicted with certainty. Accordingly, accounting estimates require the exercise of judgment. Accounting estimates used in the preparation of these financial statements change as new events occur, as more experience is acquired, as additional information is obtained, and as the operating environment changes.

Revenue Recognition

The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

Revenue from contracts with customers includes commission revenues on trade execution and related expenses which are recorded on a trade date basis. The Company's commission revenue is derived from customer use of the Company's trade execution services and rebate payments related to options executions at various exchanges of equities, and equity options contracts.

Other revenue primarily consists of income earned in conjunction with the Company's cash management activities, fees earned from customers for providing infrastructural and operational support, and fees generated for hosting customer servers. Performance obligations for these services are earned over the period of the service.

The Company executes trades on behalf of its customers. Each time a customer enters into a transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on the trade date (the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer.

Rebates are based on total volume achieved over the course of time, generally a monthly total, and tiered based on volume. The result of this consideration is generally a net increase to and included in commission revenue in the below disaggregation.

3

Payments for order flow are earned from various options exchanges based upon options trading volume originated by the Company that meets certain criteria. The Company recognizes revenue daily as the performance obligation is satisfied at a point in time on customer orders that qualify for payments subject to exchange-mandated programs. Payments for order flow are collected monthly, in arrears.

Accounts receivable primarily represents amounts due from these activities. Uncollectible amounts are written off at the time the individual receivable is determined to be uncollectable. Allowances for credit losses are based primarily on historical collection experience. The Company did not have an allowance for credit losses balance as of December 31, 2025. The following table presents the Company's outstanding receivables from clients balance at year end in 2024 and 2025.

	2024	2025
Receivables from clients	$3,121,414	$4,334,968
Allowance for doubtful accounts	-	-
Receivables from clients, net	$3,121,414	$4,334,968

Cash

The Company maintains cash in bank deposit accounts that, at times, may exceed Federal Deposit Insurance Corporation limits.

Cash segregated for the exclusive benefits of customers

The Company maintains cash segregated in compliance with federal regulations includes cash deposited in a special bank account for the exclusive benefit of customers under 15c3-3(k)(2)(i) of the Securities Exchange Act of 1934, as amended. However, this account does not have calculation requirements and serves as a same-like reserve account.

Deposits with Clearing Brokers

Deposits with Clearing Brokers include cash held on deposit with clearing brokers. All securities transactions are cleared through other clearing brokers.

Fixed Assets, net

Fixed assets are recorded at cost, net of accumulated depreciation, and are depreciated using the straight-line method over the estimated useful lives of the assets (generally three to seven years). Leasehold improvements are recorded at cost and are amortized using the straight-line method over the lesser of the estimated useful lives of the related assets or the non-cancelable lease term. No impairment was deemed necessary in 2025.

Due to/from Affiliates

Amounts due to/from affiliates are unsecured, non-interest bearing and due on demand.

Other Receivables

Other receivables on the statement of financial condition include rebates receivable net of fixed and transactions fees from various option exchanges. Due to the short duration of the financial assets, there are no material estimates of credit losses related to these financial assets as of December 31, 2025.

Credit Loss

Based on the high turnover and collectability of account receivable, as well as the monthly process for the majority of revenue, the Company has determined there is no material impact. Accounts receivable from the Company's executing business has minimal credit risk as all customers are pre-screened, collection of receivables occurs within one month and the services to customers are completed on the trade date (the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer).

Rebates

Rebates consist of volume discounts, credits or payment received from exchanges or other marketplaces related to the placement and/or removal of liquidity from the order flow in the marketplace. Rebates are recorded on an accrual basis and included net within commissions, net in the accompanying statement of operations.

Income Taxes

The Company is a single member limited liability corporation and is not a taxable entity for income tax purposes. The Company does not have a tax sharing agreement with the Parent and is under no obligation to make distributions to its Parent with respect to taxes. Such taxes are the liability of the individual member (Parent), and the amounts thereof will vary depending on the individual situation of the member. The Company has reviewed its' tax positions for all open years and concluded that the Company has no material uncertain tax positions at December 31, 2025. Further, as of December 31, 2025, the Company has recorded no liability for net unrecognized tax benefits relating to uncertain tax positions it has taken or expects to take in future tax years. The Company has not recorded any penalties and/or interest related to uncertain tax positions.

(3)   Related Party Transactions

The Company operates under an expense-sharing agreement with Simplex Technologies, LLC, a technology servicing company and an affiliate of the Company by common ownership. Simplex Technologies, LLC provides the Company the use of technology and related services. The Company has an outstanding payable of $73,881 as of December 31, 2025.

Simplex Trading, LLC, an affiliate of the Company by common ownership, executes option trades through the Company. The Company has a related outstanding receivable aged over 30 days of $25,817. The Company's total related outstanding receivable of $173,593 on December 31, 2025, which is classified as receivables from clients on the statement of financial condition.

The Company operates under an expense-sharing agreement with Matrix Technologies L.L.C. ("MT"), a wholly owned subsidiary of the Parent. MT provides the Company the use of labor, technology, administrative services, and use of office space. The Company has a related outstanding payable of $44,552 on December 31, 2025, which is classified as due to affiliates on the statement of financial condition.

(4) Leases

The Company has operating leases primarily consisting of office space with remaining lease terms ranging from 1 year to 8 years, subject to certain renewal options as applicable. Current leases include our office spaces in New York and Chicago. The Company's leases do not include termination options for either party to the lease or restrictive financial or other covenants. Cash paid and rent expense incurred for the leases in 2025 was $288,281.

Leases with an initial term of twelve months or less are not recorded in the Statement of Financial Condition, and the Company does not separate lease and non-lease components of contracts. There are no material residual guarantees associated with any of the Company's leases. Payments under the lease agreements include fixed payments plus variable payments. The Company's office space leases require it to make variable payments for the Company's proportionate share of the building's property taxes, insurance, and common area maintenance. These variable payments are not included in the lease payments used to determine the lease liability and are recognized as variable costs when incurred.

Our lease agreements do not provide an implicit borrowing rate. Therefore, the Company used a benchmark approach to derive an appropriate imputed discount rate. The Company benchmarked itself against other companies of similar credit ratings and comparable quality and derived an imputed rate, which was used in a portfolio approach to discount its real estate lease liabilities. There have been no changes to the Company's long-term lease agreements or borrowing capabilities that would result in a change to the incremental borrowing rate.

Operating lease right-of-use assets and operating lease right-of-use liabilities were recorded on the Statement of Financial Condition as follows:

	As of December 31, 2025
Assets	
Operating lease right-of-use asset	1,320,483
Total operating lease right-of-use asset	**1,320,483**
Liabilities	
Operating lease right-of-use liability	1,623,704
Total operating lease right-of-use liability	**1,623,704**

Lease Table

Year:	Minimum Lease Payments	Imputed Interest	Net Lease Payments
2026	290.195	(107.930)	182.266
2027	295.991	(94.565)	201.426
2028	301.916	(79.811)	222.105
2029	307.944	(63.559)	244.385
2030	314.102	(45.692)	268.411
2031	320.364	(26.085)	294.279
2032	216.405	(5.572)	210.833
Total	**2,046.917**	**(423,213)**	**1,623,704**

The operating lease is subject to periodic escalation charges. The Company's lease expires in August 2032.

At December 31, 2025 the Company used a weighted average discount rate of 7%.

(5) Commitments and Contingencies

The Company is not a party to any pending legal proceedings. From time to time, the Company is involved in investigations and other proceedings by government agencies and self-regulatory organizations regarding its businesses. Such investigations and other proceedings may result in judgments, settlements, fines, penalties, injunctions or other relief. At the current time, management does not believe any of these matters will have a material effect on the Company's financial position or future results of operations.

In the normal course of business, the Company indemnifies and guarantees certain service providers, such as broker-dealers, against specified losses in connection with their acting as an agent of, or providing services to, the Company. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties that provide indemnifications under certain circumstances. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. The Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

(6) Off-Balance Sheet Risk and Concentrations of Credit Risk

In the normal course of business, the Company is involved in the execution of various customer securities transactions. Securities transactions are subject to the credit risk of counterparty or customer nonperformance. However, transactions are collateralized by the underlying securities, thereby reducing the associated risk to changes in the market value of the securities through settlement date. Therefore, the settlement of these transactions is not expected to have a material effect on the Company's financial statements. It is also the Company's policy to review, as necessary, the credit worthiness of each counterparty and customer. As of 2025, one client represented more than 10% of the Firm's total revenues.

Financial instruments that potentially subject the Company to concentrations of credit risk are primarily cash, receivables from broker-dealers, net, customer, and other receivables. Cash is deposited with a major U.S. banking financial institution. At times, the amount on deposit at this institution may exceed the maximum balance insured by the Federal Deposit Insurance Corporation.

(7) Members' Equity - Distributions

Pursuant to the Company's operating agreement, the Managing Member may authorize cash distributions to Members, subject to regulatory capital requirements, liquidity needs, debt covenants, and other restrictions applicable to a registered broker-dealer. Distributions are generally made in proportion to Members' ownership interests unless otherwise specified in the operating agreement. These distributions were funded from operating cash flows.

As a registered broker-dealer, the Company is subject to the net capital requirements of SEC Rule 15c3-1 and related FINRA regulations, which may restrict the amount and timing of distributions to Members. Management believes the Company was in compliance with all applicable net capital requirements at the time distributions were made.

(8) Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1). Under this rule, the Company is required to maintain minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Company has elected to use the basic method permitted by SEC Rule 15c3-1, which requires that the Company maintain minimum net capital, as defined, equal to the greater of $250,000 or 6 ⅔% of aggregate indebtedness.

At December 31, 2025, the Company had net capital of $13,863,708, which was $13,217,693 in excess of required net capital of $646,015. The Company's ratio of aggregate indebtedness to net capital was .70 to 1.

(9) Subsequent Events

The Company has evaluated subsequent events through the date the accompanying financial statements were issued and has determined that no material events that would require recognition or disclosure occurred.

See Accompanying Report of Independent Registered Public Accounting Firm